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                              DELAYING AMENDMENT

          Westinghouse Air Brake Company (the "Registrant") hereby amends the Registration Statement on Form S-4 for Exchange Offer filed on April 26, 1999, Registration No. 333-77017, to add the following language to the bottom of the Outside Front Cover of the Registration Statement.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specially states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.